Exhibit 99.1

DRAFT MINUTES OF THE Annual General Meeting of Shareholders of MYT NETHERLANDS PARENT B.V. (the Company) held at the offices of the Company, Einsteinring 9 in Aschheim Germany, on Wednesday, November 8, 2023 at 18.00 CET

Chairperson: Nora Aufreiter, Chairperson of the Supervisory Board of the Company
Secretary: Jans van der Woude, Company Secretary of the Company

1.          Opening

The Chairperson opened the meeting at 18.00 CET and welcomed all present. On behalf of the Management Board Michael Kliger, CEO and Martin Beer, CFO attended the meeting. On behalf of the Supervisory Board Marjorie Lao, Susan Saideman, Michaela Tod and Sascha Zahnd attended. The lead partners Olivier Tokple and Nic Hoes of our external auditor, respectively KPMG Germany and KPMG Accountants N.V. (Netherlands), were also present at this meeting.

The Chairperson made a few formal announcements before proceeding with the meeting. She stated that in accordance with article 37 clause 1 of the articles of association of the Company, she would chair this meeting and that Jans van der Woude was appointed as Secretary of this meeting. She explained that this meeting was held in English.

The meeting was convened in accordance with the statutory and legal requirements by publishing the convening notice of meeting on the Company’s website on September 19, 2023 stating that a general meeting would be held at the offices of the Company and therefore legally valid resolutions can be adopted. The deadline to submit voting instructions was on 1 November 2023.

74,237,195 ordinary shares were present or represented via proxy at the meeting. Voting instructions had been received through proxies for the total number of 74,237,195 shares. The total issued and outstanding nominal share capital excluding treasury stock was 85,003,010 ordinary shares. This meant that 87.33% of the share capital entitled to vote was represented at the meeting.

2.          Dutch statutory annual report for the financial year ended 30 June 2023 (FY 2023)

The Chairperson proceeded to the discussion of the Dutch statutory annual report for FY 2023. The performance of the Company during the financial year ending 30 June 2023 is described in more detail in the Dutch statutory annual report for FY 2023 which was made available on the Company’s website on September 19, 2023. There were no questions.

3.          Explanation of the dividend policy

The Chairperson moved on to the explanation of the divided policy of the Company set out on page 181 of the Dutch statutory annual report FY2023. The dividend policy of the Company is to retain all available funds current and future earnings to support operations and to finance the growth and development of the business. There were no questions.

4.          Adoption of the Dutch statutory annual accounts for FY 2023

The Chairperson continued with agenda item 4 which was the adoption of the Dutch statutory accounts for FY 2023. The Chairperson explained that the Dutch statutory accounts were drawn up by the Management Board and approved by the Supervisory Board. KPMG Accountants N.V. issued an unqualified audit opinion on the financial statements. The consolidated numbers for FY 2023 have already been reviewed as part of the annual report on Form 20-F for FY 2023 that was filed with the SEC and published on the Company’s website in September 2023. The numbers in the annual report on Form 20-F for FY 2023 were audited by KPMG Germany.

Under the applicable Dutch legal and statutory requirements, the Dutch statutory annual accounts of the Company have to be drawn up and these have to be audited separately by a Dutch auditor (which in case of the Company is KPMG Netherlands).

In accordance with the articles of association of the Company and in line with the Company's dividend policy, the Management Board, with the approval of the Supervisory Board, has resolved to add the results for FY 2023, being a loss of € 32,604,000, to the retained earnings of the Company. There were no questions.

In this Meeting, 74,237,195 shares were represented. There were no abstentions and no votes against and all remaining votes were for, which meant that the Dutch statutory annual accounts for FY 2023 were adopted.

5.          Discharge

5.1	Proposal to discharge the members of the Management Board from liability for their duties performed during FY 2023

The Chairperson went on to item 5, discharge. Under item 5.1 it was proposed to discharge the members of the Management Board from liability for their duties performed during the financial year that ended on 30 June 2023 in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

For the proposal to discharge the members of the Management Board from liability for their duties performed during FY 2023, no shareholders abstained from voting. There were 118 votes against this proposal and the remaining votes were for. This meant that the proposal to discharge the members of the Management Board from liability for their duties performed during FY 2023 was adopted.

5.2	Proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2023

Under item 5.2 it was proposed to discharge the members of the Supervisory Board from liability for their duties performed during the financial year that ended on 30 June 2022 in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

For the proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2023, no shareholders abstained from voting for this item. There were 118 votes against this proposal and the remaining votes were for. This meant that the proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2023 was adopted.

6.	Proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2026

The Chairperson continued with item 6 which was the proposal of the Supervisory Board to instruct KPMG Accountants N.V. to audit the Dutch statutory financial statements of the Company for the financial years up to and including the financial year ending on 30 June 2026. This proposal was based on a thorough evaluation of the functioning of the external auditor, as conducted by the Audit Committee, and after giving due consideration to the observations of the Management Board that supports this proposal. There were no questions.

There were no abstentions. There were 4 votes against and the remaining votes were for, which meant that the proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2026 was adopted.

7.	Proposal to adopt the amended and restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan

The Chairperson moved on to agenda item 7, the amendment and restatement of the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan (the 2020 Omnibus Plan). The 2020 Omnibus Plan was approved by the general meeting of the Company in 2020. The Company has conducted a review of the 2020 Omnibus Plan to determine whether it needs updating. This has resulted in a proposal to amend and restate the 2020 Omnibus Plan. The proposed changes included, inter alia, updated references to the various committees of the Supervisory Board, deletion of references to the IPO of the Company that took place in 2021, an adjustment of the pool of reserved shares that may be granted under the Omnibus Plan, adjustment mechanisms to awards and an adjustment in the list of possible performance criteria. The Supervisory Board recommended to the Meeting to adopt the amended and restated 2023 Omnibus Incentive Compensation Plan (the 2023 Omnibus Plan). There were no questions.

There were 2,275,139 abstentions, which are not calculated in the voting. There were 2,797,661 votes against and the remaining votes were for, which meant that the proposal to adopt the 2023 Omnibus Plan is adopted.

8.	Proposal to adopt the amended and restated remuneration policy of the Company

The Chairperson proceeded to the next agenda item, the proposal to adopt the amended and restated remuneration policy of the Company. In connection with the proposed amendment and restatement of the 2020 Omnibus Plan, the remuneration policy of the Company was also subject to a review. The proposed changes included inter alia updated references to the various committees of the Supervisory Board, deletion of references to the IPO of the Company that took place in 2021 and the inclusion of share ownership guidelines. The Supervisory Board proposed to the Meeting to adopt the remuneration policy of the Company. The remuneration policy was last amended and approved by the general meeting of the Company in 2022. There were no questions.

There were 2,342,545 abstentions, which are not calculated in the voting. There were 1,672,199 votes against and the remaining votes were for, which meant that the proposal to adopt the amended and restated remuneration policy of the Company was approved.

9.          Closing

As there were no further questions, the Chairperson thanked all for attending the meeting and closed the meeting.

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